

December 8, 2008

Ms. Lind N. Guerrera
Vice President-Controller
AEP Industries Inc,
125 Phillips Avenue
South Hackensack, New Jersey 07606

Re: AEP Industries Inc.
        Form 10-K for the fiscal year ended October 31, 2007
        Filed on: January 14, 2008
        File No.: 0-14550

Dear Ms. Guerrera:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                Sincerely,

                                Pamela A. Long
                                Assistant Director